SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                    June 2006

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-12074, 333-115598, 333-117954, and
333-127491 and Form S-8 Registration Statement File No. 333-111437.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

     1. Press Release re RADA Electronic Industries Ltd. Announces CEO Resignation dated June 1, 2006.

                                                                          ITEM 1

Press Release                            Source: RADA Electronic Industries Ltd.

RADA Electronic Industries Ltd. Announces CEO Resignation

Thursday June 1, 9:00 am ET

NETANYA, Israel, June 1 /PRNewswire-FirstCall/ -- RADA Electronic
Industries Ltd. (NASDAQ: RADI - News) announced today that its Board of Directors has accepted the resignation of Adar Azancot, the Company's Chief Executive Officer, after five years of service in that position. Mr. Azancot 's resignation is effective as of June 1, 2006

Major General (Res.) Herzle Bodinger, RADA's President and Chairman of the Board of Directors will assume the CEO position and Mr. Azancot has agreed to continue to support the Company for the next three months.

Commenting on the resignation, Mr. Bodinger stated: "During the past five years, Adar, as CEO, led the Company through its turnaround and restructuring and brought RADA to its current position as a prime provider of avionic systems. Under Adar's leadership, the Company has developed many core technologies that provide answers to the defense customers' operational needs in Israel and worldwide. I would like to thank Adar, on behalf of our Board of Directors, for his contribution and devotion to RADA during the past nine years and for bringing RADA to a position where it is ready to meet its future challenges."

Mr. Azancot commented: "As a young CEO I had the privilege to be part of a talented group of people and to build a small and unique company that is part of the defense industry in Israel. In the past three years the Company accomplished major technological achievements in the area of avionics for fighters, helicopters and UAVs. I hope that in the near future the Company will find the necessary resources to turn these technological achievements into economic success."

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The Company specializes in Avionics systems (Digital Video Recorders, Ground Debriefing Stations, Stores Management Systems, Flight Data Recorders, Inertial Navigation Systems), Trainers Upgrades, Avionics systems for the UAV market, and Electro optic cameras for airplanes and armored vehicles.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

    Company Contact:
    Elan Sigal (Chief Financial Officer)
    Tel: +972-9-892-1129
    elan_sigal@rada.com





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                             (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: June 1, 2006